UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934

                                Amendment No.: 1

                                BRITESMILE, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    110415205
                                 (CUSIP Number)

                                September 1, 2005
             (Date of Event Which Requires Filing of This Statement)


                        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [ x ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  110415205

1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Pequot Capital Management, Inc.
         06-1524885

2. Check the Appropriate Box if a Member of a Group

         a.

         b.

3.       SEC Use Only

4.       Citizenship or Place of Organization

         Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With:

5. Sole Voting Power: 21,895

6. Shared Voting Power: 0

7. Sole Dispositive Power: 21,895

8. Shared Dispositive Power: 0

9. Aggregate Amount Beneficially Owned by Each Reporting Person         21,895

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9): 0.2%

12. Type of Reporting Person: IA

         The Reporting Person previously filed a Schedule 13G with respect to the subject securities on June 22, 2005, which amended the Schedule 13D previously filed by the Reporting Person on February 15, 2000, as amended by a subsequent Schedule 13D/A filed by the Reporting Person on August 14, 2000. This Schedule 13G amends the previously filed
         Schedule 13G.

Item 1.

(a)      Name of Issuer
                 BriteSmile, Inc. (the "Issuer")

(b)      Address of Issuer's Principal Executive Offices
                 490 North Wiget Lane
                 Walnut Creek, CA 94598

Item 2.

(a)      Name of Person Filing
                 Pequot Capital Management, Inc.

(b) Address of Principal Business Office or, if none, Residence 500 Nyala Farm Road, Westport, CT, 06880

(c)      Citizenship
                 Pequot Capital Management, Inc. is a Connecticut corporation.

(d)      Title of Class of Securities
                 Common Stock, $.001 par value (the "Common Stock")

(e)      CUSIP Number 110415205

Item          3. This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E).
              The Reporting Person is an investment advisor registered under
              Section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership.

              Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)                            Amount beneficially owned: 21,895 shares

(b)                            Percent of class: 0.2%

(c)                            Number of shares as to which the person has:

(i)                            Sole power to vote or to direct the vote 21,895

(ii)                           Shared power to vote or to direct the vote 0

(iii)                          Sole power to dispose or to direct the
                               disposition of 21,895

(iv)                           Shared power to dispose or to direct the
                               disposition of
                               0

              The Reporting Person is an investment adviser registered under the Investment Advisers Act of 1940, and acts as investment adviser to certain managed accounts over which the Reporting Person exercises discretionary authority (the "Accounts"). The Reporting Person beneficially owns 21,895 shares of Common Stock the Issuer, due to the beneficial ownership of the following: (i) 3,333 shares of Common Stock underlying warrants to purchase shares of Common Stock of the Issuer with an exercise price of $30.00 per share and
              (ii) 18,562 shares of Common Stock underlying options to purchase Common Stock of the Issuer, comprised of: (a) an option to purchase 3,335 shares of Common Stock at $55.50 per share, (b) an option to purchase 5,892 shares of Common Stock at $30.00 per share, (c) an option to purchase 3,335 shares of Common Stock at $1.98 per share, (d) an option to purchase 3,500 shares of Common Stock at $10.86 per share, and (e) an option to purchase 2,500 shares of Common Stock at $5.41 per share, all of which are fully vested.

Item 5.  Ownership of Five Percent or Less of a Class.

              This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

              Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

              Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

              Not Applicable.

Item 9.  Notice of Dissolution of the Group.

              Not Applicable.

Item 10. Certification.

              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 6, 2004

                       By:  /s/ Aryeh Davis
                      ------------------------------------------------
                      (Signature)

                      Aryeh Davis
                      General Counsel, Chief Operating Officer and Secretary
                     (Name/Title)